Filed Pursuant to Rule 424b(3)
                                                      SEC File Number 333-130979

Pricing Supplement Number "PS-5
Date: May 22, 2006 (in connection with prospectus originally dated February 9,
2006)

                                   PROSPECTUS

                            HYPERDYNAMICS CORPORATION

                           One Sugar Creek Blvd., #125
Sugar Land, Texas 77478 voice: (713) 353-9400                fax: (713) 353-9421

                        8,400,000 Shares of Common Stock

The common stock being offered hereby is, inter alia, common stock acquired from Hyperdynamics Corporation, a Delaware corporation (the "Company") pursuant to a draw down under the provisions of that certain Investment Agreement (the "Equity Line of Credit") by and between the Company and Dutchess Private Equities Fund II, L.P. ("Dutchess").

The description in this Pricing Supplement of the particular terms of the shares of common stock offered hereby supplements, and, to the extent inconsistent with, replaces and should be read in conjunction with the description of the general terms and provisions of the common stock and the Equity Line of Credit set forth in the original prospectus, dated February 9, 2006, to which description reference is made hereby. The price per share is based on the lowest closing bid during a pricing period which is the 5 trading days immediately after we deliver a put notice to Dutchess.

Terms used, but not defined, herein have the meanings ascribed to them in the Prospectus.


Purchaser:                                               Dutchess
Issue date:                                            May 19, 2006
Number of shares issued:                                  31,960
Purchase price per share:                                $2.0995
Net Proceeds to the Company:                           $67,100.00